FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 20, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Orezone Resources Inc. Unaudited Interim Consolidated Financial Statements for the Period Ended March 31, 2008
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2008
99.3	Form 52-109F2 - Certification of Interim Filings - Chief Executive Officer
99.4	Form 52-109F2 - Certification of Interim Filings - Chief Financial Officer

Exhibit 99.1

Orezone Resources Inc.

(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

(in U.S. dollars)

For the three months ended March 31, 2008

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheets

(Unaudited, Expressed in United States dollars)

		March 31,	December 31,
	Notes	2008	2007
ASSETS
Current assets
Cash and cash equivalents	14	43,241,140	53,204,946
Taxes and other receivables	5	208,551	129,427
Prepaid expenses		397,295	148,228
Inventory		279,535	303,273

		44,126,521	53,785,874
Long-term tax receivables	5	906,423	791,644
Investments	6 / 14	7,331,171	7,065,335
Deferred debt financing costs		508,677	15,171
Deposits on property, plant and equipment	12	3,180,544	1,493,845
Property, plant and equipment, net of accumulated amortization	7	1,022,434	824,461
Mineral exploration properties, at cost	8	215,082,778	215,082,778
Deferred exploration and development expenses, at cost	8	36,208,701	32,016,005
		308,367,249	311,075,113

LIABILITIES
Current liabilities
Accounts payable	14	2,906,683	4,101,470
Taxes payable		198,124	237,926
Trade accrued liabilities	9 / 14	1,101,969	541,824

		4,206,776	4,881,220

COMMITMENTS	12 / 18

SHAREHOLDERS' EQUITY
Capital Stock
Common shares, without par value
(authorized shares: unlimited; issued and outstanding shares:
2008 - 356,540,938; 2007 - 355,955,938)	10	318,939,479	318,618,681
Contributed surplus	10	3,541,606	3,429,253
Accumulated other comprehensive income	13	2,139,087	1,698,061
Deficit		(20,459,699)	(17,552,102)

		304,160,473	306,193,893

		308,367,249	311,075,113
Nature of Operations (Note 1)

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

"Ronald N. Little"		"David G. Netherway"
Director		Director

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Unaudited, Expressed in United States dollars)

		Three months ended March 31,
	Notes	2008	2007

Administrative expenses
Salaries, benefits and consulting fees		460,080	191,421
Stock-based compensation		189,093	234,001
Public relations and travel		186,049	69,480
Office, general and administrative		136,297	54,789
Audit, legal and professional fees		188,763	12,214
Public company costs		87,950	68,628
Interest expense		2,062	1,591
Amortization of capital assets		2,734	4,980
Unrealized loss in fair value of investments held for trading	6	175,190	18,723

Total administrative expenses		1,428,218	655,827

Write-off of deferred exploration expenses	8 / 18	1,880,147	-

Total expenses		3,308,365	655,827

Foreign exchange gain		21,540	12,481
Other income		8,191	30,287
Interest income		371,037	243,182

Net loss		(2,907,597)	(369,877)

Deficit, beginning of period		(17,552,102)	(14,799,836)
Adjustments to opening deficit:
Unrealized gain in fair value of investments held for trading upon adoption of new accounting standard at January 1, 2007	13	-	301,846

Deficit, end of period		(20,459,699)	(14,867,867)

Net loss per common share, basic and diluted		(0.01)	(0.00)

Weighted average number of shares oustanding		320,912,933	133,019,863

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Deferred Exploration and Development Expenses

(Unaudited, Expressed in United States dollars)

		Three months ended March 31,
	Notes	2008	2007
		$	$

Balance, beginning of period	8	32,016,005	21,080,941

Additions
Drilling and assaying		2,002,092	808,352
Engineering and consultants		1,302,225	352,276
Salary and employee costs		823,525	318,969
Stock-based compensation		140,606	114,682
Fuel and oil		219,074	79,990
Freight		2,594	5,006
Field supplies and equipment		397,825	110,644
Food and water		183,002	52,456
Vehicles		53,598	50,151
Facilities		129,672	48,945
Head office support		351,364	90,000
General office and administration		466,060	335,414
Amortization of capital assets		55,836	73,185
Foreign exchange (loss) gain		(54,630)	66,272

Total additions		6,072,843	2,506,342

Deductions
Write-off of deferred exploration expenses	8	1,880,147	-
Optionee contributions		-	22,095

Total deductions		1,880,147	22,095

Balance, end of period	8	36,208,701	23,565,188

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited, Expressed in United States dollars)

		Three months ended March 31,
	Notes	2008	2007
		$	$
OPERATING ACTIVITIES
Net loss		(2,907,597)	(369,877)
Non-cash items:
Amortization of capital assets		2,734	4,980
Unrealized loss in fair value of investments held for trading		175,190	18,723
Write-off of deferred exploration expenses		1,880,147	-
Stock-based compensation		189,093	234,001
Changes in non-cash working capital	4	(596,448)	(82,785)
Cash used in operating activities		(1,256,881)	(194,958)

INVESTING ACTIVITIES
Deposits for property, plant and equipment		(1,686,699)	(3,900)
Purchases of property, plant and equipment		(256,543)	(66,579)
Expenditures for exploration and development activities	4 / 8	(6,436,628)	(2,436,772)
Cash used in investing activities		(8,379,870)	(2,507,251)

FINANCING ACTIVITIES
Debt financing arrangement fees		(493,506)	-
Proceeds from exercise of stock options	10	178,676	10,245
Share issue costs	10	(12,225)	-
Cash (used in) provided by financing activities		(327,055)	10,245

Decrease in cash and cash equivalents		(9,963,806)	(2,691,964)

Cash and cash equivalents, beginning of period		53,204,946	22,515,859

Cash and cash equivalents, end of period		43,241,140	19,823,895

Cash and cash equivalents consist of:
Cash		27,054,671	6,891,071
Highly liquid investments with terms to maturity of less than three months		16,186,469	12,932,824
Cash and cash equivalents, end of period		43,241,140	19,823,895

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in United States dollars)

		Three months ended March 31,
	Notes	2008	2007
		$	$

Net loss		(2,907,597)	(369,877)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) in fair value of available-for-sale investments	6	441,026	(91,452)
Comprehensive loss		(2,466,571)	(461,329)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

1 — NATURE OF OPERATIONS

Orezone Resources Inc. (“Orezone” or the “Company”), a development stage company incorporated under the Canada Business Corporations Act, is primarily engaged in the acquisition, exploration and development of precious metal properties in the countries of Burkina Faso and Niger in West Africa.

In September 2007, a National Instrument 43-101 (“NI 43-101”) compliant Definitive Feasibility Study (“DFS”) was completed for the Company’s main project, Essakane, located in Burkina Faso. The DFS concluded that the property contains economically recoverable reserves and that development is warranted. In February 2008, the government of Burkina Faso passed a law granting the Company an industrial mining permit for Essakane. The Company is currently negotiating the terms of a Mining Convention and will have to raise significant debt and equity financing to initiate construction. The UniCredit Group and the Standard Bank of South Africa have been appointed as mandated lead arrangers to arrange and underwrite up to US$250 million of project debt. In order to expedite the development process, initial orders for some long lead time equipment have been placed and engineering work is underway. The recovery of these and other costs incurred on the Essakane property and the Company’s ability continue with development are subject to a number of factors including securing additional financing, securing and maintaining all titles, permits and authorizations, and ultimately, establishing a profitable mining operation.

The Company also has several properties in the exploration stage. The Company has not yet determined whether any of these other properties contain economically recoverable mineral reserves in accordance with NI 43-101. The recovery of costs incurred on the Company’s exploration properties is subject to a number of factors including the discovery of economically recoverable reserves, the ability to secure financing sufficient to develop the reserves, the ability to achieve profitable operations, the ability to secure and maintain title, and/or the ability to dispose of the properties on favourable terms.

The Company has no revenue generating operations and while it has been successful in securing financing to continue operations in the past, there can be no assurance that it will continue to do so in the future. These consolidated financial statements have been prepared with the assumption that the Company will continue to be able to realize its assets and discharge its liabilities in the normal course of operations which is dependent on the factors described above, among others.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

2 — BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in US dollars. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007.

In the opinion of management, all adjustments consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations, cash flows and comprehensive income have been included.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

2 — BASIS OF PRESENTATION (continued)

Summary of Significant Accounting Policies

The accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements, except as described in Note 3. In the three months ended March 31, 2008, the Company incurred financing costs in connection with its proposed issuance of debt. The Company has incurred financing costs in the past, but new circumstances existed as at March 31, 2008 in that the issuance of debt for which the costs were incurred remained a proposed transaction. The Company’s accounting policy adopted for the new circumstances with respect to financing costs is described below.

Deferred financing costs

The Company expenses costs incurred in connection with proposed issuances of share capital or debt unless the costs incurred are direct and incremental with respect to the proposed transaction, the proposed transaction is specifically identified such that the form of debt or share capital is known, and completion of the proposed transaction is considered to be more likely than not. Where all of these conditions are satisfied, the Company defers the costs of proposed issuances of share capital or debt as deferred financing costs. When proposed debt transactions are completed, the Company adjusts the carrying amount of the debt issued by any related deferred financing costs. When proposed share transactions are completed, the Company adjusts share capital by any related deferred financing costs. The Company expenses all deferred financing costs related to a proposed issuance of share capital or debt if the proposed transaction is abandoned, or if completion of the proposed transaction is no longer considered to be more likely than not.

3 — CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted five new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA). The new standards and accounting policy changes are as follows:

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)

Sections 3862 and 3863 replaced Section 3861, Financial Instruments – Disclosure and Presentation. The presentation requirements of Section 3861 have carried forward to Section 3863 unchanged. The disclosure requirements of Section 3862 establish standards for enhanced disclosures about financial instruments. The standard requires the disclosure of qualitative and quantitative information about the exposure to risks associated with both recognized and unrecognized financial instruments and how these risks are managed. Except for additional disclosures, the adoption of these standards did not have any effect on the current or prior periods. See Notes 6, 14 and 15 for the financial instruments disclosures required by Section 3862.

Inventories (Section 3031)

Section 3031 replaced Section 3030, Inventories.Section 3031 provides more guidance on the determination of the cost, measurement and disclosure of inventory. The adoption of this standard did not have any effect on the current or prior periods.

Capital Disclosures (Section 1535)

Section 1535 requires disclosures of information about an entity’s objectives, policies and process for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. Except for additional disclosures, the adoption of this standard did not have any effect on the current or prior periods. See Note 16 for the required capital disclosures.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

3 — CHANGES IN ACCOUNTING POLICIES (continued)

General Standards of Financial Statement Presentation (Section 1400)

The amendment to Section 1400 relates to management’s required assessment of an entity’s ability to continue as a going concern. Except for additional disclosures, the adoption of this standard did not have any effect on the current or prior periods.

Recently issued accounting pronouncements

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets in its financial statements for the year ended December 31, 2009. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

4 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital related to operating activities for the three months ended March 31 were as follows:

	2008	2007
	$	$
Taxes and other receivables	(78,124)	(8,907)
Prepaid expenses	(196,659)	(25,875)
Accounts payable	(471,847)	(56,041)
Trade accrued liabilities	150,182	8,038
	(596,448)	(82,785)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

4 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Items not affecting cash and cash equivalents related to the additions to deferred exploration and development expenses for the three months ended March 31 were as follows:

	2008	2007
	$	$
Non-cash items
Amortization of capital assets	55,836	73,185
Stock-based compensation (a)	77,607	114,682
	133,443	187,867

Changes in non-cash working capital
Taxes and other receivables	(1,000)	(29,780)
Prepaid expenses	(52,408)	(5,141)
Inventory	23,738	(10,773)
Accounts payable	(722,940)	(62,334)
Taxes payable	(39,802)	34,444
Trade accrued liabilities	409,963	(66,808)
	(382,449)	(140,392)

Change in optionee contributions receivable	-	22,095

Change in long-term tax receivables	(114,779)	-

(a)

Total stock-based compensation added to deferred exploration and development expenses in the three months ended March 31, 2008 was $193,635 (Note 10). The stock-based compensation non-cash item of $77,607 for the three months ended March 31, 2008 does not include $116,028 of stock-based compensation cost classified as a financial liability in trade accrued liabilities as at March 31, 2008 ($nil of stock-based compensation cost was classified as a financial liability as at December 31, 2007).

5 — TAXES AND OTHER RECEIVABLES

The Company pays value added taxes (“VAT”) on purchases in the countries in which it operates. In some of these jurisdictions these amounts are reimbursable to the Company. Amounts receivable from various governments as well as other receivables were as follows:

	March 31,	December 31,
	2008	2007
	$	$
Government of Burkina Faso	906,423	791,644
Government of Canada - GST	120,529	92,906
Ministère de Revenu - QST	1,915	7,992
Other receivables	86,107	28,529
	1,114,974	921,071
Long-term tax receivables	(906,423)	(791,644)
Taxes and other receivables	208,551	129,427

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

5 — TAXES AND OTHER RECEIVABLES (continued)

The Company has incurred VAT in Burkina Faso in the course of its exploration activities related to the Essakane project which will only become reimbursable once the operating subsidiary which incurred the VAT is wound up. This is expected to occur as part of the process of constructing the mine at and preparing for production at Essakane. The Company expects to collect the full amount of VAT receivable at that time. Accordingly, these amounts have been classified as long-term assets.

6 — INVESTMENTS

The composition of investments was as follows:

	March 31,	December 31,
	2008	2007
	$	$
Available-for-sale investments	7,294,993	6,853,967
Investments held for trading	36,178	211,368
	7,331,171	7,065,335

The Company’s available-for-sale investments include common shares of publicly traded mining companies and publicly traded trust units designed to track changes in the price of gold bullion. The Company’s investments held for trading are comprised entirely of share purchase warrants in a publicly traded junior resource company.

The fair value of the investments held for trading as at March 31, 2008 was estimated using the Black-Scholes valuation model, based on the following assumptions:

Expected option life	Actual warrant expiry date - May 1, 2008
Volatility	120%
Risk-free interest rate	2.63%
Dividend yield	0.00%

Changes in investments were as follows:

	Three months
	ended	Year ended
	March 31,	December 31,
	2008	2007
	$	$
Balance, beginning of period	7,065,335	1,244,819
Fair value adjustment upon adoption of new accounting standard at January 1, 2007	-	908,480
Purchases	-	5,043,755
Unrealized gain in fair value of available-for-sale investments	441,026	1,431,103
Unrealized loss in fair value of investments held for trading	(175,190)	(126,667)
Disposals	-	(1,436,155)
Balance, end of period	7,331,171	7,065,335

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

7 — PROPERTY, PLANT AND EQUIPMENT

	March 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$
Land	306,735	-	306,735	306,735	-	306,735
Buildings	73,722	3,061	70,661	67,965	2,521	65,444
Computer equipment	337,811	97,352	240,459	200,265	82,843	117,422
Furniture and equipment	477,044	247,435	229,609	397,733	231,643	166,090
Vehicles	791,681	616,858	174,823	757,752	589,569	168,183
Communication systems	56,323	56,176	147	56,323	55,736	587
Leasehold improvements	17,782	17,782	-	17,782	17,782	-
	2,061,098	1,038,664	1,022,434	1,804,555	980,094	824,461

For the three months ended March 31, 2008, $2,734 ($4,980 for the three months ended March 31, 2007) of amortization was charged to expenses and $55,836 ($73,185 for the three months ended March 31, 2007) was capitalized as a component of deferred exploration and development expenses.

8 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES

	March 31, 2008		December 31, 2007
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses
	$	$	$	$
Essakane (a)	214,867,862	27,525,434	214,867,862	24,404,926
Séguénega (“Séga”) (b)	11,410	12,407,061	11,410	12,032,956
Bondigui (“Bondi”) (c)	146,185	7,637,172	146,185	7,926,781
Bomboré (d)	57,321	4,679,520	57,321	3,023,829
Golden Hill (e)	-	-	-	994,014
Komkara (f)	-	-	-	199,225
Niger (g)	-	5,408,034	-	4,882,794
	215,082,778	57,657,221	215,082,778	53,464,525
Optionees’ contributions (h)	-	(21,448,520)	-	(21,448,520)
	215,082,778	36,208,701	215,082,778	32,016,005

a)  Essakane, Burkina Faso

The Company acquired a 100% interest in six permits covering 1,433 km2 in July, 2002. The Essakane property was subject to an option agreement, dated July 19, 2002, with a subsidiary of Gold Fields Limited of South Africa (“Orogen”). Orogen had earned a 60% interest in the project by incurring cumulative expenditures of $8.0 million and completing a definitive feasibility study which showed the property contained economically recoverable ore deposits.

Orezone managed the exploration programs and incurred project expenditures, which were then reimbursed by Orogen, until January 1, 2006, at which time Orogen assumed management of the project and subsequently incurred most of the expenditures directly on its own behalf. The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

8 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (continued)

a) Essakane, Burkina Faso (continued)

During the fourth quarter of 2007, the Company acquired Orogen’s 60% interest in the project and, as a result, increased its interest to 100% and became the operator. The government of Burkina Faso granted the Company an industrial mining permit for portions of the Essakane property in the first quarter of 2008.

As of March 31, 2008 the Essakane property included eight exploration permits covering approximately 1,275 km2. Subsequent to March 31, 2008 one of the permits was abandoned due to negative drilling results. As a result, the property was reduced to approximately 1,096 km2 and $354,222 of deferred exploration expenses, representing all deferred exploration expenses relating to the abandoned permit, were written off in the three months ended March 31, 2008.

b) Séga, Burkina Faso

Following the expiry of the original Séguénega permit in January 2007, an application was submitted for a new 124 km2 permit that covers the most prospective portion of the original Séguénega permit. The new permit, called Tiba, was granted in March 2007 by the government of Burkina Faso. The Company has also been granted the 189 km2 Namasa permit which is part of the Séga project area.

In the first quarter of 2007, the Company signed a series of option agreements with five separate owners holding exploration permits around the Company’s Tiba and Namasa permits. The permits under option cover an aggregated area of 854km2. Orezone can earn an interest of up to 100% on each of the permits by making annual payments to the current owners and by funding and executing exploration programs during the option periods, which range between three and four years. As at March 31, 2008, the Company had funded and executed exploration programs sufficient to earn 51% interests in four of the five option agreements, but had not made the payments required to exercise any of the options. Deferred exploration expenses relating to these option agreements were $2,093,624 as at March 31, 2008 ($1,771,378 as at December 31, 2007).

c) Bondi, Burkina Faso

The Bondi exploration permit expired on May 17, 2006 and was replaced by the 224 km2 Djarkadougou permit and the 224 km2 Nicéo permit. The 246 km2 Poyo permit, which was granted in 2006, is also part of the Bondi project area. The Poyo permit can be renewed for an ultimate three-year period in 2009, while the Djarkadougou and Nicéo permits can be renewed for two additional three-year periods in 2009. Subsequent to March 31, 2008 the Poyo permit was abandoned due to negative drilling results. As a result, $332,704 of deferred exploration expenses, representing all deferred exploration expenses relating to the abandoned permit, were written off in the three months ended March 31, 2008.

d) Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 km2 and was granted on February 17, 2004 for a term of three years. In 2007, it was renewed for an additional three-year period ending February 17, 2010. The Company has spent CAD $2.0 million to earn a 50% interest in the permit and may increase its interest to 70% by completing a bankable feasibility study. Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100%, subject to a 1% net smelter return royalty.

During the first quarter of 2008, the Company released an initial NI 43-101 compliant resource estimate for the Bomboré property.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

8 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (continued)

e) Golden Hill, Burkina Faso

The Intiédougou permit expired July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou. The Nabéré permit covers 91.58 km2 and the Tankiédougou permit covers 138.43 km2. These permits were valid for an initial term of three years and could be renewed for two additional three-year periods in 2008 and 2011.Subsequent to March 31, 2008, the Nabéré and Tankiédougou permits were abandoned due to negative drilling results. As a result,$995,567 of deferred exploration expenses, representing all deferred exploration expenses relating to the Tankiédougou and Nabéré permits, were written off in the three months ended March 31, 2008.

f) Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27.21 km2. The Komkara permit had an initial term of three years and could be extended for two additional three year periods. Subsequent to March 31, 2008, the Komkara permit was abandoned due to negative drilling results. As a result, $197,654 of deferred exploration expenses, representing all deferred exploration expenses relating to the Komkara permit, were written off in the three months ended March 31, 2008.

g) Niger

In 2003 the Company obtained three prospecting permits in the Republic of Niger which were subsequently converted into the 1,997 km2 Kossa exploration permit with a mining convention on October 18, 2004. In October 2007, the permit was reduced by 50% to 999 km2 and renewed for a three-year term.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koyria concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

In the second quarter of 2007, the Company elected to terminate further work on the Namaga concession and wrote off all deferred exploration expenses related to the Namaga concession.

As at March 31, 2008, the Company had made sufficient expenditures to earn a 50% interest in the Koyria concession.

The Koyria permit was renewed for another three-year tenure, expiring February 15, 2011, during the first quarter of 2008.

In the second quarter of 2007, a wholly owned subsidiary of the Company was granted two uranium exploration permits by the Government of the Republic of Niger. The Company also has three other outstanding permit applications pending with the Government of the Republic of Niger and is unable to determine if or when these permits will be granted.

h) Optionees’ contributions and option payment

In the three months ended March 31, 2008, $nil ($22,095 in the three months ended March 31, 2007) of the funds invested in the Essakane property by the Company were reimbursed by Orogen. The Company became the operator of the Essakane project in the fourth quarter of 2007.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

9 — TRADE ACCRUED LIABILITIES

As at March 31, 2008, trade accrued liabilities were comprised of:

$
Accrued salaries	342,981
Accrued professional fees	151,200
Accrued exploration and development costs	258,138
Other	349,650
1,101,969

10 — CAPITAL STOCK
(a)	Capital stock continuity

Authorized:

An unlimited number of common shares, without par value.

Issued:

Issued and outstanding and amounts recorded as capital stock and contributed surplus were as follows:

	Capital stock		Contributed Surplus
	Shares	$	$
Balance, December 31, 2006	133,018,641	62,011,438	2,612,938
Stock-based compensation	-	-	1,373,330
Stock options exercised	696,800	958,640	(479,740)
Stock option modification	-	-	(77,275)
Issuance of shares	222,240,497	266,688,596	-
Issue costs	-	(11,039,993)	-
Balance, December 31, 2007	355,955,938	318,618,681	3,429,253
Stock-based compensation	-	-	266,700
Stock options exercised	585,000	333,023	(154,347)
Issue costs	-	(12,225)	-
Balance, March 31, 2008	356,540,938	318,939,479	3,541,606

(b) Stock option plan

The Company has a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the total number of shares that the Company may currently issue pursuant to the Plan is 12,200,000. Stock options are generally issued at the market price of the Company’s common stock on the day prior to the date of grant and are generally subject to a three-year vesting period with a contractual term of 10 years. The grant date fair value is calculated using the Black-Scholes option valuation model.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

10 — CAPITAL STOCK (continued)

(b) Stock option plan (continued)

The summary of the status of the Company’s stock option plan is as follows:

	Three months ended		Year ended
	March 31, 2008		December 31, 2007
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

		CAD$		CAD$
Outstanding, beginning of period	7,280,700	1.03	6,037,500	0.77
Granted	-	-	2,000,000	1.74
Exercised	(585,000)	0.31	(696,800)	0.78
Forfeited	-	-	(60,000)	1.27
Outstanding, end of period	6,695,700	1.10	7,280,700	1.03

Options exercisable at end of period	5,030,700		5,563,200

The Company received $178,676 in cash from the exercise of stock options during the three months ended March 31, 2008 ($478,900 for the year ended December 31, 2007). The Company’s policy is to issue new shares to satisfy share option exercises. The total intrinsic value of options outstanding at March 31, 2008 was $2,630,923 ($1,260,394 at December 31, 2007). The total intrinsic value of options exercised during the three months ended March 31, 2008 was $701,188 ($1,014,961 for the year ended December 31, 2007).

As at March 31, 2008, the following options were outstanding:

	Outstanding			Exerciseable
Range of exercise prices	Outstanding Options	Remaining Contractual Life	Weighted Average Outstanding Exercise Price	Vested Options	Weighted Average Vested Exercise Price
(CAD$)		(in years)	(CAD$)		(CAD$)

$0.00 to $0.49	1,900,000	4.31	$0.30	1,900,000	$0.30
$0.50 to $0.99	780,000	3.75	$0.50	780,000	$0.50
$1.00 to $1.49	1,632,500	6.81	$1.29	1,502,500	$1.30
$1.50 to $1.99	1,775,000	8.90	$1.71	637,500	$1.61
$2.00 to $2.50	608,200	8.57	$2.03	210,700	$2.00
$0.00 to $2.50	6,695,700	6.46	$1.10	5,030,700	$0.87

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

10 — CAPITAL STOCK (continued)

(b) Stock option plan (continued)

Fair value of options granted for the three months ended March 31 were as follows:

	Number of Options granted	Weighted average exercise price	Weighted average fair value
		CAD$	CAD$

2008	-	-	-
2007	1,060,000	1.68	1.58

The fair value of each option award was estimated on the grant date using the Black-Scholes option valuation model, using the following weighted average assumptions:

March 31, 2008
Expected option life*	7.5 years
Expected volatility**	110%
Risk-free interest rate***	4.04%
Expected dividend yield	0.00%

* The expected option life (estimated period of time outstanding) of options granted was estimated using the historical exercise behaviour of employees with reference to the current weighted average life and intrinsic value of options outstanding as at March 31, 2008.

**The expected volatility was based on historical volatility for a period equal to the stock option’s expected life.

***The risk-free rate is based on the yield of a Government of Canada marketable bond in effect at the time of grant and with an expiry commensurate with the expected life of the award.

Stock-based compensation for the three months ended March 31 is reflected in the financial statements as follows:

	2008	2007
	$	$
Statements of Operations	189,093	234,001
Statements of Deferred Exploration and Development Expenses	193,635	114,682
Total	382,728	348,683

During the three months ended March 31, 2008, $53,029 ($nil in the three months ended March 31, 2007) of stock-based compensation expense was allocated to head office support in the Statements of Deferred Exploration and Development Expenses.

As at March 31, 2008, there was $1,487,756 of total unrecognized compensation cost related to unvested share-based compensation awards granted under the stock option plan. That cost is expected to be recognized over a weighted average period of 1.5 years. A portion of the total will be allocated to deferred exploration and development expenses based on certain employees’ level of effort on each of the related projects.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

11 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area were as follows:

	March 31, 2008	December 31, 2007
	$	$
Canada	40,985,420	48,714,558
British Virgin Islands	21,920,480	23,686,896
Burkina Faso	240,469,262	234,302,284
Niger	4,992,087	4,371,375
	308,367,249	311,075,113

12 — COMMITMENTS

The Company has long-term lease agreements, payable in Canadian dollars, for the rental of its office space in two locations.  One of the lease agreements expires in September 2008.  As at March 31, 2008, a total commitment of $24,596 remained.  The second lease agreement commences May 1, 2008 and expires in February 2013.  The lease calls for payments of $106,708 per year for the rental of office space as well as the Company’s proportionate share of the operating costs and taxes relating to the gross leasable area of the building.

In 2007 the Company entered into an agreement for the construction of three waste water treatment plants in Burkina Faso, payable in South African rand.  The Company paid a 30% deposit on the construction project in 2007 and the balance of $214,848 will be payable in the third quarter of 2008. As well, the Company entered into an agreement for the manufacture of two mills for the Essakane project, payable in South African rand.  A 10% deposit was paid in 2007.  Of the remaining commitment, it is expected that $4,538,254 will be paid in 2008 and $5,672,818 will be paid in 2009. No payments were made related to these commitments in the first quarter of 2008.

Total commitments for 2008 through 2012 and thereafter are as follows:

$
2008	4,848,835
2009	5,779,526
2010	106,708
2011	106,708
2012	106,708
Thereafter	17,785
10,966,270

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

13 — ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income were as follows:

	Three months ended March 31,	Year ended December 31,

	2008	2007
	$	$

Accumulated other comprehensive income, beginning of period	1,698,061	483,211
Adjustment to accumulated other comprehensive income,
beginning of period:
Cumulative unrealized gain in fair value of available-for-sale investments upon adoption of new accounting standard at
January 1, 2007 (a)	-	606,634
Accumulated other comprehensive income, beginning of period (restated)	1,698,061	1,089,845
Unrealized gain in fair value of available-for-sale investments,
net of tax	441,026	1,431,103
Disposal of available-for-sale investments	-	(822,887)
Accumulated other comprehensive income, end of period	2,139,087	1,698,061
Deficit, end of period	(20,459,699)	(17,552,102)
Accumulated other comprehensive income and deficit, end of period	(18,320,612)	(15,854,041)

(a)

The cumulative unrealized gain in fair value of available-for-sale investments upon adoption of new accounting standard at January 1, 2007 was reported as $216,768 in the interim consolidated financial statements for the three months ended March 31, 2007 and the three and six months ended June 30, 2007. In the three months ended September 30, 2007, the Company determined that it had misallocated the book values of its available-for-sale investments and investments held for trading in adjusting for the adoption of CICA 3855 on January 1, 2007. To correct this, an adjustment was made in the three months ended September 30, 2007 to increase the cumulative unrealized gain in fair value of available-for-sale investments at January 1, 2007 by $389,866; a corresponding adjustment was made to decrease the unrealized gain in fair value of investments held for trading upon adoption of new accounting standard at January 1, 2007, previously reported as $691,712, in the statement of deficit.

These interim statements report the adjusted amounts for the cumulative unrealized gain in fair value of available-for-sale investments at January 1, 2007 in accumulated other comprehensive income and the unrealized gain in fair value of investments held for trading at January 1, 2007 in the statements of deficit.

The balance of accumulated other comprehensive income was comprised of the following components:

	March 31,	December 31,
	2008	2007
	$	$

Cumulative currency translation adjustments	483,211	483,211
Cumulative unrealized gains in fair value of available-for-sale investments	1,655,876	1,214,850
Accumulated other comprehensive income	2,139,087	1,698,061

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

14 — FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, trade accrued liabilities, and investments in common shares and warrants of publicly traded companies and trust units. The fair value of other receivables, accounts payable and trade accrued liabilities are equivalent to their carrying amounts given their short maturity period.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As described in Note 6, the Company holds common shares in publicly traded companies and publicly traded trust units. The shares and trust units have been recorded on the Balance Sheet as investments at fair value. The fair values of the common shares and trust units were determined directly by reference to the published share and trust unit prices in the active markets in which they trade.

The Company holds share purchase warrants in another junior public resource based company which are recorded on the Balance Sheet as investments at fair value. The fair value of the purchase warrants was estimated using the Black Scholes valuation model as described in Note 6. The classification of financial instruments and their carrying amounts as at March 31, 2008 and December 31, 2007 were as follows:

	March 31, 2008				December 31, 2007
				Total				Total
	Held for	Available-	Loans and	carrying	Held for	Available-	Loans and	carrying
	trading	for-sale	receivables	amount	trading	for-sale	receivables	amount
	$	$	$	$	$	$	$	$
Financial assets
Cash and cash
equivalents	43,241,140	-	-	43,241,140	53,204,946	-	-	53,204,946
Other
receivables	-	-	86,107	86,107	-	-	28,529	28,529
Investments	36,178	7,294,993	-	7,331,171	211,368	6,853,967	-	7,065,335
	43,277,318	7,294,993	86,107	50,658,418	53,416,314	6,853,967	28,529	60,298,810

	March 31, 2008		December 31, 2007
	Financial liabilities	Total	Financial liabilities	Total
	measured at	Carrying	measured at	Carrying
	amortized cost	amount	amortized cost	amount
	$	$	$	$
Financial liabilities
Accounts payable	2,906,683	2,906,683	4,101,470	4,101,470
Trade accrued liabilities	1,101,969	1,101,969	541,824	541,824
	4,008,652	4,008,652	4,643,294	4,643,294

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

15 — FINANCIAL INSTRUMENTS RISKS

The Company’s financial instruments are exposed to currency risk, commodity and other price risks, credit risk, and liquidity risk. The Company did not use derivative instruments to reduce its exposure to any risks as at March 31, 2008.

(a)	Currency risk

In the normal course of operations, the Company is exposed to currency risk because of business transactions in foreign countries. Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is not exposed to significant currency risk as its financial assets and financial liabilities are primarily denominated in United States dollars. The Company’s net financial assets denominated in United States dollars were as follows:

March 31, 2008
$
Financial assets denominated in U.S. dollars
Cash and cash equivalents	39,793,552
Other receivables	72,824
Investments	6,780,750
46,647,126
Financial liabilities denominated in U.S. dollars
Accounts payable	503,217
Trade accrued liabilities	43,900
547,117
Net financial assets denominated in U.S. dollars	46,100,009

(b)	Commodity and other price risks

Commodity and other price risks are risks that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from changes in interest rates or foreign currency (for commodity price risk, the changes would be those of the market price of a commodity; for other price risk, the changes would be those of the market price of other factors affecting a financial instrument).

The Company’s financial instruments are exposed to commodity price risk as one of the Company’s significant available-for-sale investments is exposed to fluctuations in the price of gold bullion (see Note 6 – Investments). This investment is in publicly traded trust units designed to track the changes in the price of gold bullion. The Company has not hedged or mitigated its exposure to commodity price risk. A 5% decrease in the market price of gold bullion at March 31, 2008 would not have changed net loss but would have decreased other comprehensive income for the three months ended March 31, 2008 by $339,037.

The Company’s other available-for-sale investments (investments in common shares of publicly traded mining companies) and its investments held for trading (common share purchase warrants in a publicly traded mining company) are exposed to other price risks. The Company has not hedged or mitigated its exposure to other price risks.

(c)	Credit risk

The Company’s other receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s receivables will fail to discharge their obligations to the Company. The amount of credit risk to which the Company is exposed is insignificant due to the limited amount of other receivables.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

15 — FINANCIAL INSTRUMENTS RISKS (continued)

(d)	Liquidity risk

As at March 31, 2008, the Company was not exposed to significant liquidity risk, which is the risk that the Company will have difficulty in meeting its financial obligations as they become due. As at March 31, 2008, the Company had $39,318,595 in net current financial assets and no long-term debt.

16 — CAPITAL MANAGEMENT

As at March 31, 2008, the Company’s capital consisted of shareholders’ equity. The Company does not have any debt and is not subject to any externally imposed capital requirements.

The Company’s primary objectives of managing its capital are to maintain sufficient levels of capital to continue its current exploration, development and other operating activities, and to maintain sufficient financial strength and flexibility to support additional investments in the future development of the Company’s mining properties. The Company achieves its objectives by rationally allocating capital in accordance with management’s strategies and periodically raising capital from investors.

The Company raised significant amounts of capital in the form of common shares in the three months ended December 31, 2007. To initiate construction at the Essakane property, the Company will need to raise significant amounts of additional capital, including debt (see Note 1 – Nature of Operations).

17 — RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2008, the Company charged $11,003($23,487 – March 31, 2007) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. During this period, the Company’s CEO was a director of San Anton and San Anton’s President and Chief Executive Officer (“CEO”) was a director of the Company. On April 1, 2008, San Anton ceased to be a related party to the Company.

18 — SUBSEQUENT EVENTS

Subsequent to March 31, 2008, the Company decided to abandon five exploration permits due to poor drilling results.  Management had evaluated drilling results for these permits in the first quarter of 2008 and considered them to be impaired as at March 31, 2008 due to negative results. $1,880,147 of deferred exploration expenses were written off as a result.   The abandonment of the permits represents management’s formal decision not to further explore the properties.

Subsequent to March 31, 2008, the Company placed two orders for long lead time equipment that will be required to build and operate a mine at Essakane. On April 14, 2008 the Company entered into a commitment of $14,581,359, payable in euros, for the purchase of five power generators. A down payment of $2,953,064 was made with 20% of the balance due three months after the contract date, 30% seven months after the contract date and 30% due on shipment. The Company has also agreed to enter into an engineering, procurement and construction contract with the vendor by June 4, 2008. Failure to do so could result in the loss of the deposit. The second order involves a commitment of $55,937,844 for the purchase of the mining fleet for which a down payment of $11,217,593 was made. Of the total commitment, $43,937,966 is payable in United Stated dollars and $11,999,878 is payable in euros. Under the terms of the purchase order, 20% was due at the time of placing the order and 70% is due before shipping. The remaining 10% is due at commissioning. The general terms and conditions of the purchase order allow for the contract to be cancelled in the event that any amounts due are not paid in a timely manner, which could result in the forfeiture of payments to that date. The majority of the equipment ordered is scheduled for delivery in 2009.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars)

18 — SUBSEQUENT EVENTS (continued)

Total commitments entered into subsequent to March 31, 2008 are due, based on expected delivery dates of the equipment, as follows:

$
2008	24,107,345
2009	32,308,068
56,415,412

Exhibit 99.2

OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

MAY 15, 2008

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the three month period ended March 31, 2008 may contain or refer to certain forward-looking statements relating, but not limited to, the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

1

Introduction

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to enable the reader to assess material changes in financial condition and results of operations for the three month period ended March 31, 2008, in comparison to the corresponding prior-year periods. This document should be read in conjunction with the unaudited interim consolidated financial statements for the three month period ended March 31, 2008 (“Interim Financial Statements”).

The MD&A is also intended to supplement and compliment the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2007 (collectively, the “Annual Financial Statements”). As a result, this MD&A should also be read in conjunction with the Annual Financial Statements, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2007. All dollar amounts in this report are in United States dollars, unless otherwise specified.

The annual and interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with US GAAP. Note 16 to the Annual Financial Statements contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Annual Financial Statements.

The MD&A is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

Nature of Operations

Orezone (the “Company”) is engaged in the acquisition, exploration and development of mineral properties in Burkina Faso and Niger, West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company.

Since 1996, the Company has concentrated its activities in Burkina Faso, West Africa because Burkina Faso is relatively unexplored yet has similar geology as the neighboring countries of Mali and Ghana where a number of large mines have been built. In addition, Burkina Faso has been politically stable for many years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important asset is the Essakane project. Gold Fields Limited (“GFL”) held a 60% interest in Essakane after completing a Definitive Feasibility Study (“DFS”) in September 2007. In Q4 2007, the Company acquired GFL’s 60% interest in the Essakane Project for $209 million consisting of $159 million in cash and the issuance of 41,666,667 shares of the Company at a price of $1.20 per share. As a result, the Company became the operator with a 100% interest in the project. A mining permit for the Essakane Project was granted on February 29th, 2008 that will allow the Company to commence development of the mine. The Company is currently negotiating with the government of Burkina Faso to improve the fiscal terms of the standard Mining Convention. The Company is also currently negotiating the raising of significant debt and equity financing necessary to initiate construction. The UniCredit Group and the Standard Bank of South Africa have been appointed as mandated lead arrangers to arrange and underwrite up to US$250 million of project debt. In order to expedite the development process, initial orders for some long lead time equipment have been placed and engineering work is underway. The Company is also advancing several other gold deposits towards possible production.

The Company is continually looking at potential investments and synergies, mergers, or acquisitions within the mining sector.

The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol “OZN”. The Company’s head office is located in Ottawa, Canada and it has field offices in Burkina Faso and Niger.

2

Significant developments in the first quarter of 2008 were:

•	Exploration expenditures were $6.1 million and results were received from the Séguénéga, Bondigui, Bomboré, and Essakane properties in Burkina Faso, and Koyria and Kossa properties in Niger;

•	On February 29, 2008, the government of Burkina Faso passed a law granting the Company a mining permit for the Essakane project;

•	The Company has appointed Mandated Lead Arrangers (“MLA”s) to arrange and underwrite up to $250 million of project debt for Essakane;

•	The Company awarded the engineering, procurement and construction management (“EPCM”) contract for the processing facilities at Essakane to GRD Minproc;

•

The Company has entered into an agreement with North Atlantic Resources Ltd (“NARL”), to create a new uranium exploration company that will be called Brighton Energy Limited (“Brighton”). Under the terms of the agreement, the Company will transfer to Brighton its wholly-owned subsidiary Niger Resources Inc., which holds two permits (Zeline 1 and Zeline 4) located north and east and adjacent to the mining and exploration permits of AREVA Inc. NARL will transfer to Brighton its wholly-owned subsidiary Selier Energy Niger SARL which holds three permits (Abelajouad, Assaouas 1 and Assaouas 2) located adjacent to and south of the AREVA Inc. mining and exploration permits and proximal to the Arlit fault, which is the dominant control structure for uranium deposits in the area. Each company will own 50% of Brighton subsequent to the transaction;

•

The Company released an initial NI 43-101 compliant resource estimate for the Bomboré project in Burkina Faso. Met-Chem Canada Inc. (“Met-Chem”) estimated an Indicated resource of 576,000ozs of gold contained in 29.6 million tonnes (“Mt”) at a grade of 0.61g/t along with an Inferred resource of 501,000ozs contained in 23.7Mt at a grade of 0.66g/t. This resource estimate is based on reverse circulation (“RC”) and diamond drilling(“DD”) data compiled to March 2007, to a vertical depth of 60m, and using a 0.4g/t lower cutoff and 3.0g/t top cut. The resources occur in five zones contained within the Bomboré geochemical anomaly. This gold-in-soil anomaly extends virtually uninterrupted for more than 14 km and represents the largest gold anomaly in Burkina Faso; and

•

The Company announced an increase in the National Instrument 43-101 compliant gold resource of its Bondi Project in Burkina Faso. The estimate by Met-Chem confirms a 73% increase in the Measured and Indicated mineral resource and a 333% increase in the Inferred resource as compared to the November 2004 Met-Chem Report. Met-Chem estimated a Measured resource of 64,300ozs of gold contained in 0.92Mt at a grade of 2.71g/t and an Indicated resource of 217,700ozs contained in 3.2Mt at a grade of 2.10g/t. An additional Inferred resource contains 149,600ozs in 2.5 Mt at a grade of 1.84g/t. This resource estimate is based on RC and DD drilling data compiled up to March 2008 using a 0.5g/t cutoff. Resources are contained in three contiguous zones to an average depth of 125 meters.

Important events that will likely have an effect on the Company in the coming year include:

•	On April 15, 2008, the Company announced the discovery of a large Molybdenum (“Mo”)/Copper (“Cu”) porphyry-style system (150m of 0.032% Mo and 0.04% Cu) on its Kossa Permit.

•

Subsequent to March 31, 2008, the Company placed two orders for equipment related to the construction of the mine at Essakane. These commitments are in the amount of $70.5 million. Refer to the discussion of contractual commitments for further details.

•

Subsequent to March 31, 2008, the Company decided to abandon five permits related to its Bondigui, Golden Hill, Komkara and Essakane projects due to poor drilling results. The permits at Essakane related to property outside of the Essakane Main Zone (“EMZ”). As a result of the abandonment of the permits,

3

$1.9 million of deferred exploration expenses were written off. The impact of the write-off has been included in the results of operations for the first quarter of 2008.

•

The Company will continue to advance its Essakane project towards the commencement of construction which will require additional debt and equity financing, political risk insurance and singing a Mining Convention with the Burkina Faso government.

Qualified Persons

Dr. Pascal Marquis, P. Geo., President and Steve King, P. Geo., Vice President, Exploration are the Company’s qualified persons under NI 43-101, who supervise all work associated with exploration programs in West Africa. Mr. Ron Little, P. Eng., the Chief Executive Officer, is also a qualified person under NI 43-101.

Exploration and Development Activity

Permits

Burkina Faso

At March 31, 2008, the Company had 16 exploration permits in Burkina Faso, as defined by The Burkina Mining Act #031-2003/AN (the “Mining Act”) dated May 8, 2003, covering approximately 2,762 km2 and five options enabling it to earn an interest in five other permits (in Séga project area) that cover 854 km2. Subsequent to March 31, 2008, the Company decided to abandon permits covering a total area of 683 km2. Exploration permits in Burkina Faso give the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. Exploration permits are generally valid for a period of three years from date of issue, and may be renewed for two more consecutive terms of three years for a total of nine years. The Government of Burkina Faso has been amenable to issuing new permits after the expiration of nine years in certain circumstances. The permit holder has the exclusive right, at any time, to convert the exploration permit to a mining exploitation license (“Mining Permit”).

Essakane S.A., a 90%-owned subsidiary of the Company, was granted a 100 km2 Mining Permit on February 29, 2008. Mining Permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 20 of the Mining Act, Mining Permits are treated as real property rights with complete right of mortgage and liens. Both exploration and Mining Permits are transferable rights. Pursuant to article 78 of the Mining Act, holders of mining permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. All Mining Permits in Burkina Faso are subject to a 10% carried interest and a 3% royalty on gold produced in favor of Burkina Faso, once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention provides that financial and customs regulations and rates will be fixed during the term of the Mining Permit and that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the Mining Permit.

Niger

In the Republic of Niger, exploration permits are granted for an initial three year period and are renewable twice with permit size reductions. For exploitation licenses, the government has the right to a 10% carried interest in any Nigerian corporation formed for the purpose of mining, can increase its interest to 40% by participating in development of the permits granted under the 2006-026 Décret dated 9 August 2006, and receives a 5.5% royalty on gold produced. The Company presently has one exploration permit (Kossa) covering 999 km2 in Niger, and an option enabling it to earn an interest in another permit (Koyria) that covers 522 km2; both were granted prior to the 2006-026 Décret. At March 31, 2008, the Company had made sufficient expenditures to earn a 50% interest in the Koyria permit. The Company also holds two uranium exploration permits (Zeline l and Zeline 4) covering 983 km2.

The Company has a signed a Mining Convention for each of the permits held in Niger, which specifies the precise terms of any exploration or mining activity on each permit should the Company elect to take a project into operation. It provides guarantees of exclusivity and fiscal and legal regimes. This Convention has a term of 30 years.

4

If the mining life is greater than 30 years, the Convention provides for renegotiation. The Convention grants fiscal incentives only available to the mining industry in Niger, including a five year income tax holiday.

The Company also has three permit applications pending with the Government of the Republic of Niger, and is unable to determine if or when these permits will be granted.

Drilling

During the first quarter of 2008, the Company drilled 25,533m compared to 21,030m in 2007 and 40,173m in 2006. This represents a 21% increase from 2007 and is largely attributable to the Company acquiring control and management of the Essakane project from GFL. Drilling activities thus far in 2008 have been focused on the Bomboré and Essakane projects in Burkina Faso and targets on the Kossa permit in Niger.

Drilling Statistics

For the three months ended March 31

	2008	2007
Drilling (in meters)
Reverse circulation	15,067	11,120
Diamond drill	7,751	-
Rotary air blast	-	8,279
Air core	2,715	1,631

Total	25,533	21,030

Exploration and Development Expenditures

For the three months ended March 31

	2008	2007
Material Project	$	$
Essakane	3,474,730	32,438
Séguénéga	374,105	743,150
Bondigui	43,095	554,230
Bomboré	1,655,691	267,993
Markoye	-	4,846
Golden Hill	1,553	100,532
Komkara	(1,571)	-
Mali	-	51,860
Niger	525,240	751,293
	6,072,843	2,506,342
Write-off of deferred exploration expenses	1,880,147	-
Optionee contributions	-	22,095
	1,880,147	22,095

Total	4,192,696	2,484,247

5

Essakane Project Area

As of March 31, 2008 the Essakane property included eight exploration permits covering approximately 1,275 km2. Subsequent to the end of the quarter one permit was abandoned thereby reducing the property to 1,069 km2. Essakane S.A., a 90%-owned subsidiary of the Company, was granted a mining permit on February 29, 2008. The mining permit covers an area of 100 km2 that includes the Essakane project infrastructure and the EMZ deposit as well as the Falagountou and Essakane North satellite deposits.

In September 2007, a NI 43-101 compliant DFS for the Essakane Project was completed. In the DFS, capital costs were estimated at $346 million (+/- 15%) to process 5.4Mt of ore per annum and produce an average of 292,000 ounces of gold per year at an average cash cost of $298 per ounce over an 8.6 year mine life. Probable reserve in the EMZ total 46.4Mt grading 1.78g/t (2,649,000 ounces of contained gold). These reserves are contained within a 73.4Mt indicated resource grading 1.62g/t (3,820,000 contained ounces) and an inferred resource of 16.1Mt grading 1.66g/t (860,000 contained ounces) at a 0.50g/t gold cutoff grade.

The DFS demonstrates that Essakane is an economically viable project. However, a formal decision to proceed with mine construction has not yet been made. The Company is currently revising the DFS to include, among other things, updated capital and operating cost and resource and reserve estimates, and a new mine plan based on a $600 gold price and increased throughput. The revised study is expected to be released in the second quarter 2008. While a Mining Permit has been issued by the government of Burkina Faso, the Company is currently negotiating to improve the fiscal terms of the standard Mining Convention. This process is expected to be completed in the second quarter of 2008. In addition, the Company is currently negotiating a debt facility to partially finance construction of the mine. The UniCredit Group and the Standard Bank of South Africa have been appointed as mandated lead arrangers to arrange and underwrite up to US$250 million of project debt. The debt facility will be subject to a number of conditions including the signing of a Mining Convention, obtaining political risk insurance and raising additional equity which will likely be in the order of $150 million. The Company has begun entering into commitments to purchase long lead time equipment and to carry out detailed engineering work in order for the proposed mine development to proceed in a timely manner.

During the first quarter of 2008 $3.5 million was expended on the Essakane project, which represents a substantial increase from the $32,438 spent by the Company in 2007 when GFL was the operator of the project. Since the Company only became the operator on November 26, 2007 the majority of exploration expenditures in 2007 were incurred by GFL.

The Company completed an RC drilling program at Essakane during January and February and commenced a DD program in February. The goal of these programs is to convert Inferred resources to Indicated, increase resources in the EMZ deposit, test the down dip extensions of the EMZ, and produce an initial 43-101 resource estimate for the Falagountou satellite deposit. The Falagountou resource estimate is expected to be released before year end. The Company’s objective is to outline one or more years of additional oxide ore for the CIL plant envisioned at Essakane.

Séguénéga Project Area

Exploration expenditures for the Séguénéga project area during the first quarter of 2008 decreased to $.4 million compared to $.7 million in the first quarter of 2007. Most of the costs in 2008 relate to prospecting and mapping programs, option payments and new camp construction. The Company intends to complete RC and DD drill campaigns on the Sega Property during the second and third quarters of 2008. The program will consist of 10,000 m of RC and 1,000 m of DD with the majority of the metres dedicated to the Tiba permit.

Tiba permit

Work consisted of prospecting, mapping and resource modeling to finalize the RC and DD follow-up programs scheduled for the second quarter. RC and DD definition drilling will focus on the Bakou and RZ West zones in addition to the newly discovery Tiba SW zone in order to increase resources and refine the geological models.

The Company intends to release a resource update during the second quarter of 2008 based on 2007 definition drilling (3,416 m DD and 3,067 m RC) completed in the RZ, Gambo, Bakou and Tiba zones.

6

The Company anticipates further scoping studies in 2008 leading to a potential Feasibility Study.

Namasa permit

Work during the first quarter consisted of geological and geochemical surveys over new targets generated from the interpretation of a 2007 airborne geophysical survey. A scout drilling program is planned during the second quarter of 2008 to test geochemical anomalies and a new prospect southeast of Zouma which returned significant channel sample results.

Optioned permits

In the first quarter of 2007 the Company entered into option agreements on five permits near its Tiba and Namasa permits. The terms of each option agreement vary. The Company can earn a 51% interest in each permit by making expenditures between $.1 million and $.4 million over a three to four year period, and making cash payments between $.1 million and $.2 million. The Company can increase its interest to 90% by making additional expenditures/payments and can convert the remaining 10% into net smelter return royalties (“NSR”) which range between 1.8% and 3%. The Company has the option to buy the NSRs for amounts between $2 million and $2.75 million.

The Zomkalga permit (98 km2) is located immediately to the east of the Tiba and Namasa permits. At the end of the first quarter of 2008 the Company had spent $.3 million and can earn a 51% interest by making an option payment of $.1 million. A 2007 Rotary Air Blast (“RAB”) drilling program targeted geophysical anomalies and identified several gold anomalies that were followed up with detailed mapping and sampling during the first quarter. Two targets have been identified for testing with a scout RC program in the second quarter of 2008.

The Kossouka permit (241 km2) is located immediately to the east of the Zomkalga permit. At the end of the first quarter of 2008 the Company had spent $.5 million and can earn a 51% interest by making a $.1 million option payment. A 2007 RAB drilling program targeted geophysical anomalies and several gold anomalies were followed up with detailed mapping and sampling in the first quarter. A limited number of targets have been selected for testing with a scout RC program in the second quarter of 2008.

The Tanlili permit (161 km2) is immediately to the west of the Tiba permit. At the end of the first quarter of 2008 the Company had spent $.4 million and can earn a 51% interest by making a $.1 million option payment. A 2007 RC exploration drilling program tested several targets and low grade gold mineralization was intersected in five of the eleven holes on the Péllé South prospect. A limited follow-up RC program during the second quarter will test the continuity of the mineralization at Péllé South along strike toward the Péllé North prospect.

The Zanna permit (154 km2) is located immediately to the north of the Tanlili permit. At the end of the first quarter of 2008 the Company had spent $.4 million and can earn a 51% interest by spending $10,000 and making a $60,000 option payment. A 2007 RC exploration drilling program tested four targets and significant low grade gold mineralization was intersected in three; Nongfaire South, Nongfaire Main, and Péllé North. In the second quarter of 2008 a follow-up RC program will test the continuity of the mineralized zones in addition to several geochemical/geophysical targets which were identified during a 2007 geochemistry survey.

The Tougouya permit (200 km2) is located immediately to the north of the Namasa permit. At the end of the first quarter of 2008 the Company had spent $.5 million and can earn a 51% interest by making a $.1 million option payment. A 2007 RC exploration drilling program tested several geophysical and geochemical targets along the Zouma-Koukabako trend. Results were generally poor or inconclusive. A limited follow-up RC program to test the better intercepts from the 2007 program will be completed during the second quarter of 2008.

7

Bomboré Project Area

Exploration expenditures during the first quarter of 2008 were $1.7 million compared to $0.3 million in 2007. Drilling increased to 15,030m in 2008 (3,995m of DD, and 11,035m of RC) from 1,583m of RC in 2007. In February the Company released an initial NI 43-101 compliant resource estimate for Bomboré. Met-Chem estimated an Indicated resource of 576,000ozs contained in 29.6Mt at a grade of 0.61g/t along with an Inferred resource of 501,000ozs contained in 23.7Mt at a grade of 0.66g/t.

A 5,700m DD program designed to validate the resource model commenced in November 2007 and was completed during the first quarter of 2008. Subsequent to the end of the quarter, the Company announced these results which supported or exceeded the grades and widths indicated by the block model. A 20,000m RC program designed to increase and upgrade resource ounces was initiated during the first quarter of 2008 and is expected to be completed during the second quarter. The Bomboré resource model will be updated during the third quarter with the 2007-2008 DD and 2008 DD results. The Company intends to produce a new resource estimate during the fourth quarter.

The results of a metallurgical test work program are scheduled to be delivered during the second quarter.

Bondigui Project Area

The Bondi project comprised three permits at the end of the first quarter, 2008. The Djarkadougou permit covers the Zone 2 structure that hosts the four deposits discovered by the Company since 2003. The Nicéo permit covers a shear zone that could be an analog to Zone 2 structure, but on the opposite side of the Bondigui batholith. The Poyo permit is located south of the Djarkadougou permit. Subsequent to the end of the quarter, the Poyo permit was abandoned, reducing the land position from 694 km2 to 448 km2.

Expenditures during the first quarter of 2008 were $43,095 versus $.6 million in 2007. There was no field activity during the first quarter of 2008 as resources were allocated to more advanced projects. In March 2008 the Company released a NI 43-101 compliant resource update for the project. Met-Chem Canada estimated a Measured and Indicated resource of 282,000ozs contained in 4.14Mt at a grade of 2.12g/t along with an Inferred resource of 149,600ozs contained in 2.54Mt at a grade of 1.84g/t.

A limited work program is planned in 2008 for all permits consisting of RC drilling to infill areas identified by the resource model as under-explored and to test new structural interpretations for controls on mineralization. A petrographic study will be undertaken to improve the Company’s understanding of the lithology, alteration and structural controls on the Bondi deposit. This will also include major trace element analysis of samples to establish provenance and deposit signature.

Niger Project Areas

The Kossa permit was the main focus of the Company’s exploration activities in Niger during the first quarter of 2008. Exploration expenditures during that period were $0.5 million, a 33% decrease from expenditures of $0.75 million in 2007.

Kossa permit

The Company completed 4,106m of follow-up and reconnaissance drilling (179m DD, 1,212m RC and 2,715m Air Core (“AC”)) on gold targets on the Kossa permit during the first quarter, compared to 2,711m of RC drilling during the same period in 2007. Subsequent to the end of the quarter, the Company released the results of a 1,200m scout diamond drilling program completed in 2007 on the Kourki Molybdenum-Copper prospect in the southern portion of the permit. All drill holes intersected significant molybdenum (“Mo”) and/or copper (“Cu”) mineralization over large intervals An independent consultant has been assigned to review the drill results and property data in order to provide a technical report and recommendations for a follow-up drill program anticipated for the fourth quarter of 2008.

Koyria permit

The Koyria permit was optioned from Greencastle in the first quarter of 2006, and is located between city of Niamey and the Kossa permit on the Sirba Birimian Belt, which is host to the only commercial gold mine (Samira Hill) in

8

the country. The M’banga gold prospect, the second most important artisanal gold mining site in the country, is surrounded by the Koyria permit. The Company has spent a total of $1.4 million since 2006 on the Koyria permit, earning a 50% interest from Greencastle. The permit was renewed for a new three year tenure during the first quarter.

Expenditures on the permit amounted to $.1 million during the first quarter of 2008 compared to $.2 million in 2007 when 2,270 m were drilled (639 m RC and 1,631 m AC). Work completed during the first quarter included mapping, prospecting and geochemical surveys over targets identified from a 2007 airborne geophysical survey. Subsequent to the first quarter several targets were selected for follow-up drilling. Limited drill availability in Niger will likely delay testing of these target until the third quarter.

Results of Operations

	2008	2007
	Q1	Q4	Q3	Q2	Q1

Revenue	$ -	$ -	$ -	$ -	$ -

Net loss	$ (2,907,597)	$ (900,407)	$ (647,569)	$ (1,136,259)	$ (369,877)
Weighted average number of shares outstanding	320,912,933	215,401,026	133,715,441	133,587,841	133,019,863

Net loss per share,
basic and diluted	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)

2006
		Q4	Q3	Q2	Q1

Revenue		$ -	$ -	$ -	$ -

Net loss		$ (612,679)	$ (16,540)	$ (231,658)	$ (203,845)

Net loss per share,
basic and diluted		$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

In Q1 2008, the Company was still in the development stage with no operating business segment and no revenue generating activities.

For the three month period ended March 31, 2008, the Company recorded a net loss of $2.9 million, or $0.01 per share on both a basic and diluted basis, compared to a net loss of $369,877, or $0.00 per share, on both a basic and diluted basis, for the three month period ended March 31, 2007. The principal reasons for the larger loss in 2008 were a $1.9 million write-off of deferred exploration expenses as well as higher administrative expenses.

The Company’s financial performance is largely a function of the level of administrative expenses required to operate and carry out its exploration activities. Administrative expenses of $1.4 million in the three months ended March 31, 2008 increased from $.7 million in the three month period ended March 31, 2007 due to:

9

•

A $.3 million increase in salaries and bonuses due to the addition of senior level employees. The Company has made significant additions to its finance and investor relations staff in the first quarter of 2008;

•

A $.2 million increase in audit, legal, and professional fees due to higher costs of complying with Sarbanes-Oxley as well as additional work done in the first quarter of 2008 related to the 2007 acquisition of GFL’s 60% interest in Essakane;

•	An unrealized loss of $175,190 (insignificant in the first quarter of 2007) on revaluation of investments held for trading which reflects poor market conditions in the first quarter of 2008; and

•	A $.1 million increase in public relations and travel costs due to higher attendance at trade shows and conferences over the comparative quarter.

Administrative expenses are offset by interest income and other non-operating items. In the first quarter of 2008, the offset provided by interest income was $.1 million more than in the first quarter of 2007.

Liquidity and Capital Resources

The Company had cash and cash equivalents of $43.2 million at March 31, 2008, a decrease of $10 million compared to the $53.2 million cash position at December 31, 2007. The decrease is primarily due to exploration activities undertaken in the quarter, and $1.7 million in deposits on property, plant and equipment made in the first quarter.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits. The Company has sufficient capital resources to pursue the exploration program of its projects throughout the remainder of 2008 based on its cash and cash equivalent balance at March 31, 2008, and an approved exploration budget for Burkina Faso and Niger of over $10 million. However, additional financing will be required in the future to fund the Company’s development of the Essakane project, to bring any of the Company’s other properties into production, or to make additional acquisitions or investments within the mining sector. The UniCredit Group and the Standard Bank of South Africa have been appointed as mandated lead arrangers to arrange and underwrite up to US$250 million of project debt for the Essakane project. In order to expedite the development process, initial orders for some long lead time equipment have been placed (as described below) and engineering work is underway. The recovery of these and other costs incurred on the Essakane property and the Company’s ability to continue with development are subject to a number of factors including securing additional debt and equity financing, securing and maintaining all titles, permits and authorizations, and ultimately, establishing a profitable mining operation. Although the Company has been successful in the past in obtaining such financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

Contractual Commitments

The Company has long-term lease agreements, payable in Canadian dollars, for the rental of its office space in two locations. One of the lease agreements expires in September 2008. As at March 31, 2008, a total commitment of $.025 million remained. The second lease agreement commences May 1, 2008 and expires in February 2013. The lease calls for payments of $.1 million per year for the rental of office space as well as the Company’s proportionate share of the operating costs and taxes relating to the gross leasable area of the building.

In 2007 the Company entered into an agreement for the construction of three waste water treatment plants in Burkina Faso, payable in South African rand. The Company paid a 30% deposit on the construction project in 2007 and the balance of $.2 million will be payable in the third quarter of 2008. As well, the Company entered into an agreement for the manufacture of two mills for the Essakane project, payable in South African rand. A 10% deposit was paid in 2007. Of the remaining commitment, it is expected that $4.5 million will be paid in 2008 and $5.7 million will be paid in 2009. No payments were made related to these commitments in the first quarter of 2008.

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Subsequent to March 31, 2008, the Company placed two orders for long lead time equipment that will be required to build and operate a mine at Essakane. The Company entered into a commitment of $14.6 million, payable in euros, for the purchase of five power generators. A down payment of $3.0 million was made with 20% of the balance due three months after the contract date, 30% seven months after the contract date and 30% due on shipment. The Company has also agreed to enter into an engineering, procurement and construction contract with the vendor by June 4, 2008. Failure to do so could result in the loss of the deposit. The second order involves a commitment of $55.9 million for the purchase of the mining fleet for which a down payment of $11.2 million was made. Of the total commitment, $43.9 is payable in United States dollars and $12 is payable in euros. Under the terms of the purchase order, 20% was due at the time of placing the order and 70% is due before shipping. The remaining 10% is due at commissioning. The general terms and conditions of the purchase order allow for the contract to be cancelled in the event that any amounts due are not paid in a timely fashion which could result in the forfeiture of payments to that date. The majority of the equipment ordered is scheduled for delivery in 2009.

Total commitments entered into subsequent to March 31, 2008 are due, based on expected delivery dates of the equipment, as follows:

$
2008	24,107,345
2009	32,308,068
56,415,412

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

During the three months ended March 31, 2008, the Company charged $11,003 ($23,487 – March 31, 2007) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. During this period, the Company’s CEO was a director of San Anton and San Anton’s President and Chief Executive Officer (“CEO”) was a director of the Company. On April 1, 2008, San Anton ceased to be a related party to the Company.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value; however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Company is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Company.

The principal factor which will affect the Company’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to close to US $930 at March 31, 2008. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and, just as important, has a favorable impact on the perceptions of investors with respect to gold equities and, therefore, the ability of the Company to raise capital.

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Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Company’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

The Company does not currently have sufficient funding to complete the development of the Essakane project. In order to finance the development of the Essakane project, the Company will have to issue additional equity, borrow sufficient funds from third party lenders or both. There can be no assurance that funding will be available to the Company or available on terms that do not adversely affect the projected economic return from the development of the Essakane project. If funding is obtained through the issue of additional equity, shareholders’ interest in the Company may be diluted.

Challenges associated with the development of the Essakane project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle approximately 11,000 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane project. The Company has the necessary mining permit to commence development of the Essakane project but requires a mining convention confirming the fiscal terms with the government prior to the extraction of metals. Although the company has committed to ordering some equipment with long order times and has secured the EPCM contractor for the plant, the Company requires additional financing to complete the entire project. Delays in obtaining these final items could lead to project delays and result in higher capital costs than anticipated.

Political Risk

The Company’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Company’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Company from exploring or ultimately developing its properties if economic quantities of minerals are found. The Company does not currently maintain “Political Risk” insurance.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Company will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to overcome. The Company is also competing against a large number of companies that have substantially greater financial and technical expertise. The probability of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Company will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Company’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Company will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities,

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personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as commodity prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Company’s operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world-wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Company does not have any producing projects and no sources of revenue. The Company’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Company has taken all reasonable steps to ensure that it has proper title to its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Company’s title to its properties being challenged. Furthermore, the Company requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Company’s intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Company from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Company or prevent it from continuing operations.

Management Dependence

The Company’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Company’s ability to replace highly qualified personnel cannot be assured. At present, the Company does not maintain any key man life insurance.

Equipment Shortage

At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Company’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

For additional disclosure on these and other risks refer to the Company’s Annual Information Form.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may

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undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration and development expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

The Company reviews the carrying value of a mineral project when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a project are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the carrying value of the project exceeds estimated future cash flows, the project is written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the project for an amount greater than the carrying value. An impairment is also recorded when management determines that it will discontinue exploration or development on a project or when exploration rights or permits expire. Management, Directors and Technical Advisors review the merits of each project interest to assess whether the project merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations. Any write downs are reflected as a separate line item on the statement of deferred exploration and development expenses.

The Black-Scholes option pricing model is used to value the Company’s stock options, purchase warrants, and options held in other public companies. This model requires highly subjective assumptions, including volatility and expected time until exercise, which affects the calculated values. These values affect the stock-based compensation line items appearing on the statement of operations and statement of deferred exploration and development expenses.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted five new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA). The new standards and accounting policy changes are as follows:

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)

Sections 3862 and 3863 replaced Section 3861, Financial Instruments – Disclosure and Presentation. The presentation requirements of Section 3861 have carried forward to Section 3863 unchanged. The disclosure requirements of Section 3862 establish standards for enhanced disclosures about financial instruments. The standard requires the disclosure of qualitative and quantitative information about the exposure to risks associated with both recognized and unrecognized financial instruments and how these risks are managed. Except for additional disclosures, the adoption of these standards did not have any effect on the current or prior periods. See Notes 6, 14 and 15 to the Interim Financial Statements for the financial instruments disclosures required by Section 3862.

Inventories (Section 3031)

Section 3031 replaced Section 3030, Inventories.Section 3031 provides more guidance on the determination of the cost, measurement and disclosure of inventory. The adoption of this standard did not have any effect on the current or prior periods.

Capital Disclosures (Section 1535)

Section 1535 requires disclosures of information about an entity’s objectives, policies and process for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. Except for additional disclosures, the adoption of this standard did not have any effect on the current or prior periods.

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General Standards of Financial Statement Presentation (Section 1400)

The amendment to Section 1400 relates to management’s required assessment of an entity’s ability to continue as a going concern. Except for additional disclosures, the adoption of this standard did not have any effect on the current or prior periods. See Note 1 to the Interim Financial Statements for disclosures regarding the Company’s ability to continue as a going concern.

Recently issued accounting pronouncements

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises in its financial statements for the year ended December 31, 2009. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2007, the Company had identified and reported certain material weaknesses regarding entity-level controls, segregation of duties and knowledge of US GAAP. Since January 1, 2008, the Company has hired three (3) qualified accounting professionals, including a Vice-President of Finance and Administration who is also a CPA, with direct responsibilities for financial reporting and the implementation of appropriate accounting procedures.

Changes in Internal Control over Financial Reporting

The Company’s Chief Financial Officer (CFO) resigned on April 4, 2008. Effective April 18, 2008, the Company hired Greg Bowes as the Company’s new CFO. Greg has almost 30 years of experience in the mining industry and has previous experience with the Company as both a director and CFO.

Other MD&A Requirements

All relevant information related to the Company is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.

Exhibit 99.3

FORM 52-109F2

Certification of Interim Filings

I, Ron Little, Chief Executive Officer of Orezone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Orezone Resources Inc., ("the issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 15, 2008

Ron Little
Chief Executive Officer

Exhibit 99.4

FORM 52-109F2

Certification of Interim Filings

I, Gregory Bowes, Chief Financial Officer of Orezone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Orezone Resources Inc., ("the issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 15, 2008

Gregory Bowes
Chief Financial Officer